UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               September 16, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 15 August 2008 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount of up to DKK 1.7 billion in the period from 15 August 2008 to 19 December 2008.

Since the announcement as of 8 September 2008, the following transactions have been made under the programme:
                                           AVERAGE       TRANSACTION
                          NUMBER OF    PURCHASE PRICE     VALUE, DKK
                            SHARES
ACCUMULATED, LAST
ANNOUNCEMENT               850,000                       249,283,476
08 September 2008           50,000        278.2200        13,911,000
09 September 2008           65,000        278.2500        18,086,250
10 September 2008           90,000        278.2950        25,046,550
11 September 2008           50,000        271.3650        13,568,250
12 September 2008           50,000        273.6200        13,681,000
ACCUMULATED UNDER
THE PROGRAMME            1,155,000                       333,576,526

With the transactions stated above, Novo Nordisk owns a total of 22,367,960 treasury shares, corresponding to 3.5% of the share capital. The total amount of shares in the company is 634,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,300 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:
Media:                      Investors:

Elin K Hansen               Mads Veggerby Lausten
Tel: (+45) 4442 3450        Tel: (+45) 4443 7919
ekh@novonordisk.com         mlau@novonordisk.com
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                            Hans Rommer
                            Tel: (+45) 4442 4765
                            hrmm@novonordisk.com
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In North America:
Sean Clements
Tel: (+1) 609 514 8316
secl@novonordisk.com
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Company Announcement no 59 / 2008

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 16, 2008                      NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer